Filed by Central Pacific Financial Corp.

Pursuant to Rule 425 of the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14d-2 and Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Subject Company: CB Bancshares, Inc. Commission File No. 333-104783

The following is a copy of materials posted on Central Pacific Financial Corp.’s website (www.cpbi.com) and presented during an investor conference call and presentation held by Central Pacific Financial Corp. on March 15, 2004.

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Central Pacific Financial Corp.

Creating A Stronger, Focused

Hawaii Bank

March 15, 2004

FORWARD LOOKING INFORMATION

This document contains forward-looking statements. Such statements include, but are not limited to, (i) statements about the benefits of a merger between Central Pacific Financial Corp. (“CPF”) and CB Bancshares, Inc. (“CBBI”), including future financial and operating results, costs savings and accretion to reported and cash earnings that may be realized from such merger; (ii) statements with respect to CPF’s plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as “believes”, “expects”, “anticipates”, “estimates”, “intends”, “plans”, “targets”, “projects” and other similar expressions. These statements are based upon the current beliefs and expectations of CPF’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) The business of CPF and CBBI may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) Expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame; (3) Revenues following the merger may be lower than expected; (4) Deposit attrition, operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the merger; (5) The regulatory approvals required for the merger may not be obtained on the proposed terms; (6) The failure of CPF’s and CBBI’s shareholders to approve the merger; (7) Competitive pressures among depository and other financial institutions may increase significantly and may have an effect on pricing, spending, third- party relationships and revenues; (8) The strength of the United States economy in general and the strength of the Hawaii economy may be different than expected, resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on the combined company’s loan portfolio and allowance for loan losses; (9) Changes in the US legal and regulatory framework; and (10) Adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on the combined company’s activities.

Additional factors that could cause CPF results to differ materially from those described in the forward- looking statements can be found in CPF’s reports (such as Annual Reports on Form 10- K, Quarterly Reports on Form 10- Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission (“SEC”) and available at the SEC’s Internet web site (www. sec. gov). All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to CPF or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. CPF does not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward- looking statement is made.

With respect to financial projections for CBBI contained in this document, neither CBBI nor any analyst has published any information for 2004, 2005 or 2006. In addition, CPF has not been given the opportunity to do any due diligence on CBBI other than reviewing its publicly available information. Therefore, management of CPF has created its own financial model for CBBI based on CBBI’s historical performance and CPF’s assumptions regarding the reasonable future performance of CBBI on a stand-alone basis. These assumptions may or may not prove to be correct. The assumptions are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of CBBI. There is no assurance that these projections will be realized and actual results are likely to differ significantly from such projections.

CPF has filed with the SEC an amended registration statement on Form S-4 to register the shares of CPF common stock to be issued in a proposed exchange offer. The registration statement is not final and will be further amended. Subject to future developments, CPF may file proxy statements for solicitation of proxies from CBBI or CPF shareholders, in connection with meetings of such shareholders at a date or dates subsequent hereto and may file a tender offer statement. Investors and security holders are urged to read the registration statement and proxy statements and any other relevant documents (when available), including the tender offer statement if filed, filed with the SEC, as well as any amendments or supplements to those documents, because they contain and will contain important information. Investors and security holders may obtain a free copy of documents filed with the SEC at the SEC’s Internet web site at (www. sec. gov). Such documents may also be obtained free of charge from CPF by directing such request to: Central Pacific Financial Corp., 220 South King Street, Honolulu, Hawaii 96813, Attention: David Morimoto, (808) 544-0627.

CPF, its directors and executive officers and certain other persons may be deemed to be “participants” if CPF solicits proxies from CBBI and CPF shareholders. A detailed list of the names, affiliations and interests of the participants in any such solicitation is contained in CPF’s definitive proxy revocation statement as filed on May 22, 2003. Information about the directors and executive officers of CPF and their ownership of and interests in CPF stock is set forth in the proxy statement for CPF’s 2003 Annual Meeting of Shareholders.

Central Pacific Bank Profile

•               Founded in 1954 to meet the banking needs of Japanese-Americans in Hawaii

•               Grown to become the 3rd largest commercial bank in Hawaii

•               Focused on exceptional customer service to retail and small- to mid-sized business markets

•               24 branches on four major Hawaiian islands

•               5 in-store branches

•               77 ATM’s

Strategic Growth Plan

•               Goal—Capture Market Share

•               “Best Bank for Hawaii”

•               Focus on Growth Market Segments

•               Small Business

•               Commercial Real Estate

•               Expand Core Competencies

•               Trust Services

•               Private Banking

•               Asset Management

CPF: Consistent Earnings Growth

[GRAPH]

Source: SNL, CPF and CBBI financials.

CPF: Superior Returns

[GRAPH]

Source: SNL, CPF and CBBI financials.

CPF: Unmatched Credit Quality

[GRAPH]

Source: SNL, CPF and CBBI financials.

CPF: Strong Deposit Franchise

Over the last three years, CPF has grown its deposits by $390 million (+ 29%), while CBBI’s deposits have been flat.

[GRAPH]

Source: CPF and CBBI financials.

2003 Performance

While CBBI has improved from 2002, its results are still materially below that of CPF.

			($ in millions)
	2003		2002
	CPF	CBBI	CBBI
Revenues	$105.9	$102.9	$89.4
Net Income	33.9	20.7	13.4
Performance Ratios
Net Interest Margin	4.79%	4.86%	5.18%
Efficiency Ratio	52.97	56.41	57.37
Return on Average Assets	1.64	1.19	0.86
Return on Average Equity	18.33	13.00	9.35
Loans/Deposits	81.29	108.95	97.47
Asset Quality Ratios
Non-Performing Loans/Total Loans	0.25%	0.43%	1.10%
Reserves/Non-Performing Loans	688.74	497.38	213.06

Note: As of 12/ 31/ 03 and 12/ 31/ 02.

Source: Public filings and releases. CBBI’s Net Income, ROAA and ROAE based on adjusted ROAA and ROAE as reported in 10-K.

Increased Offer for CBBI

•             CPF has increased its offer for CBBI following CBBI’s improved earnings performance and credit quality over the past 11 months

•             Increased offer: 2. 4000x stock, $22. 27 cash for $87.26 in total consideration (based on CPF closing price of $27.08 on 3/ 12/ 04)

•             CBBI management has a month to respond to our offer or our offer expires

•             The proposed merger has received regulatory approval from the Fed and DFI

•             We believe 60-70% of CBBI’s shareholders support CPF offer

CPF-CBBI:

A Powerful Combination

Transaction Summary

Consideration per CBBI Share	2.4000 shares of CPF Stock + $22.27 in cash
Offer Price(1)	$87.26 per CBBI share
Premium Over Market Price	27.3%
Premium Over Closing Price (4/16/03)	110.5%
Implied Transaction Value	$399.2 million
Pro Forma Ownership(2)	60.4% CPF; 39.6% CBBI
Anticipated Closing	Q4-2004
Required Approvals & Conditions	CPF and CBBI shareholder approvals and redemption of CBBI’s poison pill
Regulatory Approval	Both the Fed and DFI have given approval

(1) Based on CPF stock price of $27.08 on 3/ 12/ 04.

(2) Assumes 10.8 million CPF shares issued to CBBI shareholders.

CPF-CBBI: A Great Fit

	CPF	CBBI
Founded in	1954	1959
Operations	24 branches on 4 islands	21 branches on 4 islands
Lead Product	Commercial Mortgage	Residential Mortgage

Deposit Rank	#4	#5
Common Heritage	Founded to serve the Japanese-American Community in Hawaii
Market Focus	Become local bank of choice in Hawaii
Opportunity	Proven success at creating value for shareholders	Opportunity for cost savings and performance enhancement

Pro Forma EPS Impact of

Proposed Transaction

	Projected for Fiscal Year
Earnings Projections	2005	2006
CPF’s Stand Alone GAAP EPS(1)	$2.35	$2.51
Pro Forma GAAP EPS(2)	$2.56	$2.89

Accretion to CPF ($)	$0.21	$0.38
Accretion to CPF (%)	9%	15%

Pro Forma Cash EPS(2)	$2.67	$3.01

Accretion to CPF ($)	$0.32	$0.50
Accretion to CPF (%)	14%	20%

Note:                 Neither CBBI nor any analyst has published any information for 2004, 2005 and 2006. No due diligence has been performed on CBBI other than reviewing public information. All projections for CBBI based on a model prepared by CPF Management. There is no assurance that these projections will be realized and actual results are likely to differ significantly from such projections.

Note:                 Assumes cost saves of $13 million in 2005 and $19.5 million in 2006.

(1)                               Source: CPF projections.

(2)                               Assumed EPS projections for CBBI of $6.40 in 2004, $6.78 in 2005 and $7.19 in 2006. Pro Forma Cash EPS is GAAP EPS plus $3.3 million, or $0.11 per share, for amortization of intangibles.

The Facts Support the Merger

•             110.5% premium to CBBI stock price as of 4/ 16/ 03

•             Anticipated accretion to CPF shareholders

•             Superior track record of CPF Management

•             Hawaii, consumers and employees will benefit from a stronger, locally-focused bank

•             We believe shareholders support the merger proposal

•             Regulatory approvals obtained

CPF-CBBI: Diversified Loan Portfolio

[CHART]	[CHART]

[CHART]

Source: CPF and CBBI financials.

Note: As of 12/ 31/ 03.

Strong Balance Sheet

	12/31/03		12/31/04
	CPF	CBBI	Pro Forma
Tangible Equity/Tangible Assets	8.97%	8.89%	6.51%
Leverage Ratio(1)	11.99	8.90	8.56
Tier 1 Risk-Based Ratio	15.85	11.03	10.80
Total Risk-Based Capital Ratio	17.16	12.29	11.98

NPAs/Loans + OREO	0.25%	0.44%
Reserves/Loans	1.72	1.98

Source: SNL.

Note:                   Stand-alone data as of 12/ 31/ 03. Pro Forma based on CPF’s 2004 projected earnings and CBBI’s 2004 earnings projections based on model prepared by CPF’s Management. Pro Forma assumes asset growth of 5% annually for CPF and 3% annually for CBBI. Risk weighted assets forecasted to remain a constant percentage of total assets. Asset quality ratios pro forma as of 12/ 31/ 2003.

Note:                   Neither CBBI nor any analyst has published any information for 2004, 2005 and 2006. No due diligence has been performed on CBBI other than reviewing public information. All projections based on a model prepared by CPF Management. There is no assurance that these projections will be realized and actual results are likely to differ significantly from such projections.

(1)                                 Defined as Tier 1 Capital divided by Average Tangible Assets.

CPF-CBBI: Well-Positioned for Hawaii Market Leadership

			($in millions)
	12/31/03		12/31/04
	CPF	CBBI	Pro Forma
Net Loans	$1,425	$1,254	$2,679
Intangible Assets	—	—	280
Assets	2,170	1,904	4,255
Deposits	1,753	1,206	2,990
Shareholders’ Equity	195	169	507

Source: SNL.

Note:                   Stand-alone data as of 12/ 31/ 03. Pro forma shareholders’ equity includes merger adjustments as well as giving effect to estimated earnings and dividends for 2004.

CPF-CBBI: Significantly Builds Deposit Market Share in Hawaii

[CHART]

Source: SNL Securities data as of 2/ 9/ 04.

Share Buyback

If no positive movement in negotiations, CPF will begin $20 million share repurchase.

Share Buyback Assumptions

$20.0 Million in Share Buyback
	$26.00	$27.00	$28.00	$29.00	$30.00
Fully Diluted Shares Outstanding	16.487	16.487	16.487	16.487	16.487
Shares Bought Back	0.769	0.741	0.714	0.690	0.667
% of Shares Outstanding	4.7%	4.5%	4.3%	4.2%	4.0%
Shares After Buyback	15.717	15.746	15.772	15.797	15.820

Impact of Buyback on 2004 Earnings

2004E
	$26.00	$27.00	$28.00	$29.00	$30.00
Standalone Net Income	$36.2	$36.2	$36.2	$36.2	$36.2
A-T Foregone Interest Income	(0.6)	(0.6)	(0.6)	(0.6)	(0.6)
Pro Forma Net Income	$35.6	$35.6	$35.6	$35.6	$35.6
Standalone EPS	$2.19	$2.19	$2.19	$2.19	$2.19
Pro Forma EPS	2.26	2.26	2.25	2.25	2.25
Accretion/Dilution—$	$0.07	$0.07	$0.07	$0.06	$0.06
Accretion/Dilution—%	3.2%	3.2%	3.0%	2.9%	2.7%
Tangible Equity/Tangible Assets	8.65%	8.68%	8.72%	8.75%	8.78%
Total Capital Ratio	14.99	15.04	15.09	15.13	15.17

Note: After tax forgone interest income based on assumed 5.0% return.

Impact of Buyback on 2005 Earnings

2005E
	$26.00	$27.00	$28.00	$29.00	$30.00
Standalone Net Income	$38.7	$38.7	$38.7	$38.7	$38.7
A-T Foregone Interest Income	(0.6)	(0.6)	(0.6)	(0.6)	(0.6)
Pro Forma Net Income	$38.1	$38.1	$38.1	$38.1	$38.1
Standalone EPS	$2.35	$2.34	$2.34	$2.34	$2.34
Pro Forma EPS	2.42	2.42	2.42	2.41	2.41
Accretion/Dilution—$	$0.08	$0.08	$0.07	$0.07	$0.07
Accretion/Dilution—%	3.3%	3.3%	3.2%	3.0%	2.8%
Tangible Equity/Tangible Assets	9.18%	9.21%	9.24%	9.27%	9.30%
Total Capital Ratio	15.46	15.51	15.55	15.58	15.62

Note: After tax forgone interest income based on assumed 5.0% return.

Moving Forward

•             CPF is committed to the negotiation process with CBBI and will keep its door open for a month

•             If by April 15 CBBI has not entered into good faith negotiations, CPF will repurchase $20 million of its stock or approximately 750,000 shares

•             $55 million Trust Preferred sold in 2003 to begin to properly recapitalize the balance sheet

•             Strong organic growth and stock buybacks are expected to grow EPS more than 10% in 2004 and 2005

•             Continue to make phone number available to CBBI

Central Pacific Financial Corp.

Creating A Stronger, Focused

Hawaii Bank

March 15, 2004